Contact

www.linkedin.com/in/joshua-onysko-39755a3 (LinkedIn)

Top Skills

Social Media Marketing
Marketing Strategy
Start-ups

Joshua Onysko

Founder and CEO
Brooklyn, New York, United States

Summary

I created Pangea Brands with a simple philosophy - bringing the world back together again. For the last twenty years, it's been my mission to provide more sustainable solutions and eliminate single-use plastics within the beauty industry. I believe providing consumers with beauty products that are created with the safest standards in formulation and packaging should be a requirement for brands - and not a choice.

PANGEA is a prestige collection of skin and bodycare products fueled by rich, plant-based bioactive ingredients, 100% sustainable, and plastic-free packaging, which provides nourishing self-care and human care for all.

https://pangeaorganics.com

ALPINE PROVISIONS is a collection of everyday-use products that are good for you and the environment (and priced under $20). Organic formulas and 100% sustainable and plastic-free packaging support sustainable living every day.

https://alpineprovisionsco.com

Experience

Pangea Brands, Inc
CEO
October 2016 - Present (6 years 6 months)